

July 17, 2006

Mr. Timothy Brog
President
Pembridge Capital Management LLC
370 Lexington Avenue, 19th Floor
New York, New York 10017

> **Re:**   **The Topps Company, Inc. (the "Company")**
> **Soliciting materials filed July 10 and 11, 2006**
> **by Pembridge Value Opportunity Fund, LP**
> **File No. 0-15817**

Dear Mr. Brog:

We have reviewed your filings and have the following comments.

<u>General</u>

1.   In future filings, characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made. In that regard, please provide support for and/or characterize as opinions your statements:

   - "the very Board that was elected to represent out best interests has doled out excessive salary and bonuses;"

   - "we believe the real story is the Topps directors simply do not want three independent directors on their board who will press them to align compensation . . .";

   - "the Board is behind the scenes taking steps to hinder the adoption of its very own proposals;" and

   - "management has been running Topps like it is a candy store from the 1950s."

   In addition, please explain your basis for your opinions that management has made unfulfilled promises.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions